As filed with the Securities and Exchange Commission on November 2, 1999

                                                        Registration No. 0-27503
-------------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               Amendment No. 1 to
                                   Form 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934



                         DYNASIL CORPORATION OF AMERICA
                 (Name of Small Business Issuer in Its Charter)




                 New Jersey                           22-1734088
       (State or Other Jurisdiction of          (I.R.S. Identification
       Incorporation or Organization)                   Number)





         385 Cooper Road, West Berlin, New Jersey            08091
         (Address of Principal Executive Offices)         (Zip Code)

                                 (856) 767-4600
                           (Issuer's Telephone Number)



Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock $.0005 Par Value
                                (Title of Class)

                                TABLE OF CONTENTS

Part I............................................................................1
Item 1.  Description of Business..................................................1
Item 2.  Management's Discussion and Analysis or Plan of Operation................6
Item 3.  Description of Property..................................................9
Item 4.  Security Ownership of Certain Beneficial Owners and Management..........10
Item 5.  Directors, Executive Officers, Promoters and Control Persons............12
Item 6.  Executive Compensation..................................................14
Item 7.  Certain Relationships and Related Transactions..........................15
Item 8.  Description of Securities...............................................15

Part II..........................................................................17
Item 1.  Market Price of and Dividends on the Registrant's Common Equity and
         Other Shareholder Matters...............................................17
Item 2.  Legal Proceedings.......................................................18
Item 3.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure................................................18
Item 4.  Recent Sales of Unregistered Securities.................................18
Item 5.  Indemnification of Directors and Officers...............................19

Part F/S.........................................................................24

Part III.........................................................................25
Item 1.  Index to Exhibits.......................................................25


                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

Business Development

     Dynasil Corporation of America ("Dynasil", "we", or the "Company") was incorporated in the State of New Jersey on October 20, 1960.

     On April 22, 1996, the Company's articles of incorporation were amended to reflect an increase in the authorized shares of common stock from 1,500,000 to 25,000,000, and a reduction of the par value of the common stock from $.10 to $.001. On June 1, 1996, the Board of Directors also declared a three-for-two stock split, effected in the form of a 50% stock dividend payable to stockholders of record on April 30, 1996.

     On October 16, 1996, the Board of Directors declared a two-for-one stock split payable on November 1, 1996 to stockholders of record on October 1, 1996.

     On September 30, 1997, we sold substantially all of the assets of our wholly-owned subsidiary, Hibshman Corporation, to Gary Edmonson and Patricia Catron, who were employees of Hibshman Corporation. As consideration for the sale, the Company received a note receivable of $200,000 which was collected during fiscal year ended September 30, 1998. The sale resulted in a loss of $194,453. The purchase price was based on 60% of the appraised value of the assets that were acquired.

     Hibshman Corporation had been acquired by us on October 1, 1993 in exchange for 172,932 shares of our common stock. The business of Hibshman Corporation was to polish the fused silica blanks supplied by manufacturers such as Dynasil, into finished product. As such, Hibshman Corporation was acquired to extend our business into the finished goods market. However after we acquired Hibshman Corporation, it never generated sufficient sales to offset its cost of operation. Furthermore, an infusion of capital was necessary to modernize the equipment and processes of Hibshman Corporation. In the fall of 1997, we commenced efforts to sell Hibshman Corporation by advertising it for sale throughout the appropriate business community. Although there were several interested buyers, none of these buyers made a sufficient offer. Subsequently, Edmonson and Catron made an offer which was better than the previous offers, and at least twice the liquidation value of the equipment. In view of the continual losses, we believed that the decision to sell Hibshman Corporation, although at a loss, was in our best long term interests.

Business

     We are primarily engaged in the manufacturing and marketing of customized synthetic fused silica products. We also distribute fused quartz material that we obtain from a variety of sources. Our products are used primarily as components of optical instruments, lasers, analytical instruments, semiconductor/electronic devices, spacecraft/aircraft components, and in devices for the energy industry. These include:

          o Optical components - lenses, prisms, reflectors, mirrors, filters, optical flats

          o Lasers - Beam Splitters, brewster windows, q-switches, medical/industrial lasers, exciter systems

          o Analytical Instruments - UV spectrophotometer cells, fire control devices, reticle substrates, interferometer plates

          o Energy - Laser/Tkamak fusion research isotope separation, solar cell covers

          o Semiconductor/Electronic - Microcircuit substrates, microwave devices, photomasks, sputter plates, microlithography optics

          o Spacecraft/Aircraft - Docking light covers, windows, re-entry heat shields, ring laser gyros

     We have a two person sales force comprised of Bruce Leonetti, our Vice President, Sales and Marketing, and an administrative assistant, located in our corporate headquarters West Berlin, New Jersey that handles all domestic sales. We also use manufacture representatives in various foreign countries for international sales. Marketing efforts include direct customer contact through sales visits, advertising in trade publications and presentations at trade shows. Our products are distributed through direct sales and delivered by commercial carriers.

     We compete for business in the optics industry primarily with two other manufacturers of synthetic fused silica and several distributors of their products. The manufacturers are Corning Incorporated, Canton, NY and Heraeus Quarzglas, Germany. Our principal competitive distributors include United Lens Company, Inc., Southbridge, MA, Advanced Glass Industries, Rochester, NY and Glass Fab, Inc., Rochester NY.

     Market share in the optics industry is largely determined by a combination of quality, price and speed of delivery. We believe that we are competitive in the mid to high level quality markets. We feel that we do not compete as effectively for the lower quality markets because our price is not competitive, or in the very highest quality market because our manufacturing process is not currently able to produce product of sufficient quality.

     All of the fused silica that we manufacture is produced using a single manufacturing process. The product is then graded to determine its quality. We have been able to sell the higher quality material at a higher price, and with higher profit margins. With respect to speed of delivery, we believe that we perform as well as or better than our competitors.

     The primary raw material used in our manufacturing process is silicon tetrachloride, which we obtain from Teledyne Wah Chang. In the event we are unable to obtain silicon tetrachloride from our current supplier, it is available from Dow Chemical or Hemlock, Inc. at comparable prices.

     We presently have over 150 customers, with 90% of our business being concentrated in our top 40 customers. Our five largest customers, Heraeus Amersil, Inc., Grimes Aerospace Company, Spectra Physics, VLOC, ESCO Products, Inc., each accounted for approximately 6.9%, 5.5%, 5.5%, 5.3%, 5.1%, respectively, of our total revenues during fiscal year 1998. Our four largest customers, Grimes Aerospace Company, Mindrum Precision, Inc., Spectra Physics, and Detector Electronics Corporation, each accounted for approximately 8.2%, 6.2%, 5.6% and 5.4%, respectively, of our revenues during the nine months ended June 30, 1999. Generally, our customers provide purchase orders for a specific quantity and quality of fused silica. These purchase orders generally are filled with fused silica from inventory or manufacture to order. Orders are generally filled over a period ranging from one month to one year. The loss of any of these customers would likely have a material adverse effect on our business, financial condition and results of operations.

     Our business and financial condition would be materially adversely affected if we do not attain substantial additional business from these customers, or if we lose the business of any of these customers, and if we fail to attain substantial additional business from other customers.

     We rely on trade secret and copyright laws to protect the proprietary technologies that we may develop, but there can be no assurance that those laws will provide us with sufficient protection, that others will not develop technologies that are similar or superior to ours, or that third parties will not copy or otherwise obtain or use our technologies without our authorization. We have no patents or patent applications filed or pending.

     Other than federal, state and local environmental laws, our manufacturing process is not subject to direct governmental regulation. Dynasil's manufacturing process, which includes storage of hazardous materials, is subject to a variety of federal, state and local environmental rules and regulations. We make extensive use of engineering consultants to provide the technical expertise to help ensure that our equipment is in compliance with the environmental laws. Waste water and ground water testing is conducted quarterly by an engineering consultant, and the results are submitted directly to the appropriate regulating agencies. We are permitted to dispose of our waste water through the Camden County Municipal Utilities Authority. We have a permit to use an air scrubber system, which is tested periodically. The next test of the scrubber system is scheduled for November 1999. We do not have a pending notice of violations and are aware of no potential violations. We train our employees in the proper handling of hazardous materials. There are no buried storage tanks on our property. A Phase I environmental audit, completed approximately two years ago, did not disclose any conditions requiring remediation. Our environmental compliance costs approximately $600,000 per year.

     Our research and development activities primarily have involved changes to our manufacturing process and the introduction of equipment with newer technology. Improvements to our manufacturing process involved developing larger furnaces in order to produce larger fused silica boules, and replacing existing furnaces with higher quality equipment. We have spent approximately $1,300,000 to develop the larger furnaces and upgrade existing furnaces. An additional $400,000 was invested in additional glass processing equipment. Investigations into use of purer raw material, alternative fuels and improved distribution systems have been the primary emphasis of our research and development program.

     Our total work force consist of 24 employees; 3 administrative, 2 sales, and 19 shop personnel (including 2 part time employees).

     The shop currently is non-union. The workforce had originally been members of the Teamsters Union, but voluntarily decertified in the early 1980's. From then until 1989 the workforce was represented by an "in-house" union. In 1989 this representation was voted out and the shop became non-union.

Employee Benefit Plans

     We have adopted a Stock Incentive Plan which provides for, among other incentives, granting to officers, directors, employees and consultants options to purchase shares of our common stock up to a total of 900,000 shares. The 900,000 shares consist of two separate plan approvals. The 1st plan was approved in February 1996 for 450,000 shares, restated to reflect the stock splits of 1996. The seconded plan approval was January 1999 for an additional 450,000 shares. At June 30,1999, 497,723 shares of common stock were reserved for issuance under the Stock Incentive Plans. Options granted under the Plans are generally exercisable over a five year period. To date, options have been granted at exercise prices ranging from $1.00 to $3.52 per share. At June 30, 1999, 113,277 options were outstanding.

     We have adopted an Employee Stock Purchase Plan which permits substantially all employees to purchase common stock. Employees have an opportunity to acquire common stock at a purchase price of 65% of the fair market value of the shares. To date, shares issued to employees have been restricted shares subject to the holding periods of Rule 144. Under the plan, a total of 150,000 shares had been reserved for issuance. Of these, 34,917 shares have been purchased by the employees at purchase prices ranging from $.49 to $2.68 per share. During any twelve month period, employees are limited to a total of $5,000 of stock purchases.

     The Company has a 401K Plan for the benefit of its employees. The Company did not make a contribution for the years ended September 30, 1999, 1998 and 1997.


YEAR 2000

Year 2000 Readiness Disclosure

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

     State of Readiness: We have made an assessment of our Year 2000 readiness of our operating, financial and administrative systems, including the hardware and software that support our systems. Our assessment consisted of testing and correcting our internally developed material software and contacting key vendors to ensure their readiness. We have confirmed our Year 2000 compliance by specific testing of our systems and by obtaining representations by third party vendors of their Year 2000 compliance.

     Costs: We have not incurred significant costs to date complying with Year 2000 requirements and we do not believe that we will incur significant costs for these purposes in the foreseeable future. However, should products or systems maintained by third parties or our systems fail to be Year 2000 compliant, despite the representations of third parties and the testing of our systems, we could incur expenses to remedy any problems. Such expenses could, but are not expected to, have a material adverse effect on our business, results of operations and financial condition.

     Risks: Our failure to identify and correct a Year 2000 problem could result in an interruption of normal business activities and operations. Although there is an inherent uncertainty in the Year 2000 issue, we believe the impact to our business will not be material. Most of the equipment involved in delivering our product to our clients does not make use of date information at all. We believe our greatest risk to be suppliers and utilities whose Year 2000 programs are outside of our control. A disruption caused by a utility or supplier whose systems are not compliant may have a direct and negative effect on our business. We will not be operating our furnaces or equipment from at least December 31, 1999 to January 3, 2000, and will not bring up our systems until we have ascertained that we will have uninterrupted power and fuel sources. Our "worst case scenario" would be that the power and fuel sources are interrupted, during which interruption we will not be able to operate. We have tested all of our computer systems which are responsible for the day to day administrative and sales functions of our business, including a dry run, to ensure Year 2000 compliance. Based on such testing, all of our computer systems appear to be Year 2000 compliant. In the event that one or more of our computers has a Year 2000 malfunction, we would have a disruption in administrative or sales functions.

     Contingency Plan: We have identified alternate sources for critical supplies where alternate sources exist. To the best of our knowledge, our internal systems are fully compliant. We have been advised by our principal suppliers, particularly the utilities supplying electricity and gas, that they believe their systems are also compliant.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


     The following management's discussion and analysis should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this Form 10-SB.

Results of Operations

Comparison of Nine Months ended June 30, 1999 to Nine Months ended June 30, 1998

     Revenues deceased to $2,021,887 for the nine months ended June 30, 1999 from $3,242,457 for the nine months ended June 30, 1998. The decrease of $1,220,570 or 37.6% was primarily due to the slow down in both the semiconductor and optics markets. The problems experienced by the Asian economy in late 1998 caused end users of our product to delay orders. This delay carried through most of 1999. We just recently have begun seeing a reverse in that trend and quote activity has increased.

     Cost of sales consist primarily of facility and production costs, direct labor, depreciation, waste management cost and supplies. Cost of sales decreased to $1,735,582, or 85.8% of revenues, for the nine months ended June 30, 1999 from $2,152,336, or 66.4% of revenues, for the nine months ended June 30, 1998. The decrease of $416,754 or 19.4% is directly related to the Company's response to the decrease in revenues. We needed to reduce expenses in every area. Manufacturing labor related expenses decreased $289,229 (33.7%), supplies expenses decreased $71,707 (35.2%) and waste management expenses decreased $145,128 (74%).

     Gross Margin decreased to $286,305 for the nine months ended June 30, 1999 from $1,090,121 for the nine months ended June 30, 1998. As a percentage of revenues, gross margin was 14.2% and 33.6% for the nine months ended June 30, 1999 and 1998 respectively. The decrease of $803,816 or 73.7% was a result of the large revenue reduction and the Company's inability to reduce expenses quickly, in response to the downturn in the market.

     Selling, general and administrative expenses consist primarily of salaries, insurance, outside professional fees, and advertising. Selling, general and administrative expenses decreased to $479,216 for the nine months ended June 30, 1999 from $646,956 for the nine months ended June 30, 1998. As a percentage of revenue, selling general and administrative expense for the nine months ended June 30, 1999 and 1998 were 23.7% and 20.0% respectively. The decrease of $167,740 or 25.9% was due primarily to a $72,958 reduction in advertising and a $75,590 reduction in outside professional fees.

     Interest expense includes interest related to our financing obligations including bank loans, subordinated debentures and capital leases. Interest expense increased to $146,729 for the nine months ended June 30, 1999 from $142,783 for the nine months ended June 30, 1998. The increase is $3,946 or 2.8%.

     Net income decreased to a loss of $339,640 for the nine months ended June 30, 1999 from income of $308,382 for the nine months ended June 30, 1998. Basic earnings per share decreased to a loss per share of $.15 for the nine months ended June 30, 199 from an income per share of $.13 for the nine months ended June 30, 1998. The decrease of $648,022, or $.28 per share, was primarily related to the sharp decrease in revenues and the Company's initial slow response to reduce expenses.

Comparison of Fiscal Year ended September 30, 1998 to Fiscal Year ended September 30, 1997

     Revenues increased to $3,981,395 for fiscal 1998 from $3,931,108 for fiscal 1997. The marginal increase of $50,287 or 1.3% reflects the beginning of the slow down in the semiconductor and optics markets in mid 1998.

     Cost of sales increased to $2,711,148, or 68.1% of revenues, for fiscal 1998 from $2,338,738, or 59.5% of revenues, for fiscal 1997. The increase of $372,410, or 15.7% was primarily due to increases in manufacturing labor, employee related expenses and depreciation. For fiscal 1998 manufacturing labor, employee related expenses, and depreciation accounted for approximately 20.1%, 7.3% and 7.8% of revenues, respectively. For fiscal year 1997 manufacturing labor, employee related expenses, and depreciation accounted for approximately 15.3%, 4.6% and 5.7%, respectively.

     Gross margin decreased to $1,270,247, or 31.9% of revenues, for fiscal 1998 from $1,592,370, or 40.5% of revenue, for fiscal 1997. The decrease of $322,123, or 20.2%, is related to increase in cost of sales, as discussed above.

     Selling, general and administrative expenses decreased to $874,962, or 21.9% of revenue, for the fiscal 1998 from $952,977, or 24.2% of revenue, for fiscal 1997. The decrease of $78,015, or 8.2%, was due primarily to decreases in salary expense, outside professional fees, and travel expense aggregating approximately $97,165, with an offsetting increase in amortization expense of $23,052.

     Interest Expense increased to $188,150, or 4.7% of revenue, for fiscal 1998 from $108,536, or 2.8% of revenue, for fiscal 1997. The increase of $79,614, or 73.3%, was due primarily to the additional debt we incurred in the later part of fiscal 1997. See discussion of debt restructuring under Liquidity and Capital Resources.

     Net income from continuing operations decreased to $230,782, or 5.8% of revenue, for fiscal 1998 from $529,684, or 13.5% of revenue, for fiscal 1997. The decrease of $298,902, or 56.4% was primarily a result of increased cost of sales.

     The Company has no provisions for income taxes for either fiscal 1998 or 1997. As of September 30, 1998 we have approximately $598,000 of net operating loss carryforwards to offset future taxable income for federal tax purposes expiring in various years through 2009. In addition, the Company has approximately $391,000 of net operating loss carryforwards to offset certain future states' taxable income, expiring in various years through 2001.

     For fiscal 1997 we incurred a loss from discontinued operations of $453,722. See note under Business Development concerning Hibshman Corporation. In addition to the $224,453 loss on the sale of the assets, we incurred an additional loss of $229,269 from operations of Hibshman Corporation.

     Net income increased to $230,782, or 5.8% of revenue for fiscal 1998 from $75,962, or 1.9% of revenue, for fiscal 1997.

Liquidity and Capital Resources

     Net cash provided by operating activities decreased to $78,224 for the nine months ended June 30, 1999 from $284,897 for the nine months ended June 30, 1998. The decrease was primarily due to the decrease in income before depreciation offset by a decrease in Inventories. As mentioned earlier the loss for the nine months was a direct result of a downturn in the semiconductor market and our inability to respond quicker with cost reductions. For the year ended September 30, 1998 our net cash provided from operating activities decreased to $71,064 from $548,970 for the year ended September 30, 1997. The decrease was primarily due to an increase in Inventories and a decrease in Accounts Payable offset by an increase in cash provided from discontinued operations. Management was projecting substantial growth through the year 1999 and was spending on capital improvements and inventory build-up.

     Cash flows used in investing activities decreased to $5,333 for the nine months ended June 30, 1999 from $307,839 for the nine months ended June 30, 1998. The decrease was due entirely because of reduced investments in property and equipment. With the slow down in sales we were experiencing management made the decision to reduce spending on our capital improvement projects. Cash flows used in investing activities decreased to $101,596 for fiscal 1998 from $1,391,283 for fiscal 1997. The decrease was primarily due to reduced investments in property and equipment and collection of a note receivable from disposal of discontinued operations. During fiscal 1997 the Company had a major refurbishing project for all our furnaces that resulted in the high expenditures for property and equipment. Mid-way through fiscal year 1998 it was apparent our projections for sales were off therefor we reduced our spending on improvements.

     Cash flows used in financing activities increased to $70,380 for the nine months ended June 30,1999 from cash flows provided from financing activities of $10,175 for the nine months ended June 30, 1998. The increase was primarily due to reductions in obtaining outside financing. Cash flows provided from financing activities decreased to $60,437 for fiscal 1998 from $754,021 for fiscal 1997. The primary reason for the decrease was a reduction in proceeds from long term debt.

     In August 1997 the Company secured an additional $200,000 on an existing mortgage. The funds were used for improvements to our furnaces. In August 1998 the Company consolidated all existing bank debt into a term loan of $1,300,000 and a Line of Credit of $300,000. In July 1999 the

Line of Credit was revised to $150,000. As of August 31, 1999, the term loan has an outstanding balance of $1,213,333 and the line has a zero balance. We have various obligations under two capital leases, which aggregate $107,994 as of August 31, 1999. The indebtedness outstanding under the term loan is collateralized by all of our assets. The obligations under the capital leases are collateralized by the underlying equipment for each loan.

     During fiscal years 1998 and 1997 we generated $177,609 and $9,000, respectively from the exercise of stock options owned by affiliates of the Company. During fiscal years 1998 and 1997 we generated $11,694 and $2,753, respectively, from shares purchased by employees through the Employee Stock Purchase Plan.

     The Company believes that its current cash and cash equivalent balances, and net cash generated by operations, will be sufficient to meet its anticipated cash needs for working capital for at least the next 12 months. Any business expansion will require the Company to seek additional debt or equity financing.


ITEM 3. DESCRIPTION OF PROPERTY

Facilities

     We own a property consisting of a one-story, masonry and steel, office/manufacturing building containing approximately 15,760 square feet, located at 385 Cooper Road, West Berlin, New Jersey, 08091. The building is situated on a 3.686 acre site. It contains eight furnaces with attendant pollution control systems, glass processing equipment, quality control functions and administrative office space. We have received site plan approval to construct four additional furnaces.

Leases

     We lease office equipment and four storage containers at an annual total lease obligation of $7,542. We also have entered into lease purchase agreements for a lift truck, a retro-fit of a glass saw, and an ID slicing saw, for a total annual lease obligation of $74,540.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth the beneficial ownership of the Common Stock of the Company as of September 30, 1999 by each person who was known by the Company to beneficially own more than 5% of the common stock, by each director and executive officer who owns shares of common stock and by all directors and executive officers as a group:


 Title              Name and Address                       No. of Shares and nature of        Percent of
of Class          of Beneficial Owner                        Beneficial Ownership(1)             Class
--------          -------------------                      ---------------------------        ----------
Common         James Saltzman(2)                                       580,865                   24.63%
               621 East Germantown Pike
               Suite 105
               Plymouth Valley PA  19401
Common         Gen. Charles J. Searock, Jr. (USAF Ret)(3)               90,496                    3.85%
               39 Tee Pee Court
               Medford, NJ   08055
Common         Jan Melles(4)                                            56,500                    2.40%
               9 Riverside Road
               Laguna Niguel, CA   92677
Common         Nathan Schwartz(5)                                       48,394                    2.03%
               621 East Germantown Pike
               Suite 105
               Plymouth Valley, PA   19401
Common         Dr. Peter P. Bihuniak(6)                                 16,000                    0.68%
               631 Scenic Circle
               Holland, OH   43528
Common         Robert Lear(7)                                          173,236                    7.37%
               520 South York Road
               Hatboro, PA   19040
Common         Robert E. Hibshman, Sr.(8)                               59,000                    2.51%
               19689 7th Ave. NE, Suite 182
               Poulsbo, WA  98370-7576
Common         John Kane(9)                                             15,425                    0.66%
               149 Plowshare Road
               Norristown, PA  19403
Common         Bruce Leonetti                                              100                    0.00%
               200 Birdwood Avenue
               Haddonfield, NJ   08033
All Officers and Directors as a Group                                1,040,015                   42.76%

------------

(1) The numbers and percentages shown include shares of common stock issuable to the identified person pursuant to stock options that may be exercised within 60 days. In calculating the percentage of ownership, such shares are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of share of common stock owned by any other stockholders. The number of shares outstanding on September 30, 1999 was 2,344,944.

(2) Includes options to purchase 7,500 shares of the Company's common stock at $1.00 per share, options to purchase 3,000 shares of the Company's common stock at $3.52 per share, and options to purchase 3,000 shares of the Company's common stock at $1.17 per share; also includes 567,365 shares owned by Saltzman Partners.

(3) Includes options to purchase 3,000 shares of the Company's common stock at $1.17 per share.

(4) Includes options to purchase 3,000 shares of the Company's common stock at $3.52 per share, and options to purchase 3,000 shares of the Company's common stock at $1.17 per share.

(5) Includes options to purchase 20,000 shares of the Company's common stock at $1.50 per share, options to purchase 5,000 shares of the Company's common stock at $1.50 per share, options to purchase 3,000 shares of the Company's common stock at $4.25 per share, options to purchase 3,000 shares of the Company's common stock at $3.52 per share, and options to purchase 3,000 shares of the Company's common stock at $1.17 per share.

(6) Includes options to purchase 10,000 shares of the Company's common stock at $3.00 per share, options to purchase 3,000 shares of the Company's common stock at $3.52 per share, and options to purchase 3,000 shares of the Company's common stock at $1.17 per share.

(7) Includes options to purchase 3,000 shares of the Company's common stock at $3.52 per share, and options to purchase 3,000 shares of the Company's common stock at $1.17 per share; also includes 167,236 shares owned by Penn Independent Corporation.

(8) Includes options to purchase 3,000 shares of the Company's common stock at $1.17 per share.

(9) Includes options to purchase 5,500 shares of the Company's common stock at $2.65 per share.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     All seven of our directors were elected to serve for one year at our Annual meeting of the shareholders held on January 26, 1999, and will hold office until their successors are elected at the next annual meeting of the shareholders.

     Our executive officers and directors, and their ages at September 15, 1999, are as follows:

Name                                Age       Position
----                                ---       --------
James Saltzman                      55        Chairman of the Board
Gen. Charles J. Searock, Jr.        63        President, CEO, Director
Jan Melles                          59        Director
Nathan Schwartz                     38        Director
Dr. Peter P. Bihuniak               50        Director
Mr. Robert Lear                     54        Director
Mr. Robert E. Hibshman, Sr.         72        Director
Mr. John Kane                       48        CFO, Secretary, Treasurer
Mr. Bruce Leonetti                  45        Vice President

     Mr. James Saltzman, Chairman, 55, has been a member of the Board since February 1998, and is a major shareholder in Dynasil Corporation. Mr. Saltzman, has been the General Partner of Saltzman Partners, an investment firm, since 1982. Since January 1997, Mr. Saltzman has served as Vice Chairman of Madison Monroe, Inc., a private company engaged in investments. He served as a director of Xyvision, Inc., a publicly held company which develops, markets, integrates and supports content management and publishing software, since 1992, and was Chairman of the Board of such company from February 1994 to February 1995.

     General Charles J. Searock, Jr. (USAF Ret), 63, has been a director of the Corporation since February 1996 and currently serves as President and CEO. General Searock retired from the United States Air Force having attained the rank of Lieutenant General in 1993 after 36 years of active duty, having received numerous military decorations. Prior to joining Dynasil, he was executive Vice President of Aero Development Corporation from 1993 to 1996. General Searock earned a BA in General Education from the University of Nebraska in 1962, and a Masters degree in Management from Central Michigan University in 1975.

     Jan Melles, 59, has been a member of the Board of Directors of the Company since February 1996. Since 1993, Mr. Melles has been President and sole shareholder of Photonics Investments, bv, which is engaged in investments in, and mergers and acquisitions of, photonics companies. From 1988 to 1992, he served as Chief Executive Officer of Melles Griot, Inc., a division of J. Bibby & Sons, PLC. Mr. Melles co-founded Melles Griot, Inc. in 1969 and sold it to J. Bibby & Sons, PLC in 1988. Mr. Melles also serves as a director of Excel Technology, Inc., a publicly held company, and as a director of Gooch and Housego, PLC, a publicly held company.

     Nathan Schwartz, 38, has been a member of the Board since February 1996. He is an attorney and financial advisor, providing legal and financial advice to numerous financial service clients since 1992. Mr. Schwartz earned a B.A. in History from Kenyon College in 1982, an M.B.A. in Public/Private Management from Columbia University in 1986, and a J.D. from the University of Pittsburgh in 1989.

     Dr. Peter P. Bihuniak, 50, has been a member of the Board since February 1997. He has held his current position of Vice President of Technology for SOLAREX since 1997. From 1995 to 1997, he served as Director of Research and Development of Pilkington, Libbey-Owens-Ford in Toledo, Ohio, directing invention and development efforts for high performance glass. From 1988 to 1995, Mr. Bihuniak served in various positions with PPG Industries, Inc., one of the major producers of flat glass, fabricated glass and continuous-strand fiber glass in the world, serving most recently as General Manager, Flat Glass Specialty Products Division.

     Robert Lear, 54, has been a member of the Board since February 1998. He is President of Penn Independent Corporation, a property and casualty insurance enterprise. Mr. Lear has been President and Chief Executive Officer of Penn Independent since September 1996 and previously served as Executive Vice President-Finance and Chief Financial Officer of that company for more than seven years. He was Vice President-Finance and Chief Financial Officer of Penn-America Group, Inc. from its formation in July 1993 until March 1995, and still serves Penn-America Group, Inc. as a director. Prior to joining Penn Independent, Mr. Lear had over 15 years of public accounting experience, specializing in the insurance industry. Mr. Lear is a certified public accountant.

     Robert E. Hibshman, Sr., 72, has been a member of the Board since January 1999. He founded Hibshman Optical Labs, Inc. which was purchased by his son, Robert E. Hibshman Jr. and eventually sold to Dynasil Corporation as Hibshman Corporation. Mr. Hibshman Sr. is currently retired and is occupied with property development and investments.

     John Kane, 48, Chief Financial Officer has been with Dynasil Corporation since January 1997 and is a licensed Certified Public Accountant. For three years prior to joining Dynasil Corporation he was an independent consultant, designing accounting systems for the maritime industry.

     Bruce Leonetti, 45, Vice President - Sales and Marketing has been with Dynasil Corporation since January 1999. He was previously with the Company for 14 years prior to 1993 when he left for a position as a development officer with the University of Pennsylvania.

ITEM 6. EXECUTIVE COMPENSATION



                           Summary Compensation Table


                                                                      Long Term Compensation
                                                                      ----------------------
                                  Annual Compensation                          Awards             Payouts
                                  -------------------                          ------             -------
                                                       Other                         Securities    Long-
Name and                                               Annual       Restricted       Underlying    Term        All other
Principle                                              Compen-        Stock            Options    Incentive     compen-
Position       Year     Salary ($)     Bonus ($)      sation ($)     Awards ($)          ($)      Plans ($)    sation ($)
---------      ----     ----------     ---------      ----------    -----------       ---------   ---------    ----------
Charles J.     1999      122,703
Searock,       1998      124,797
President,     1997      88,054                                       16,250
CEO



John           1999      83,339                                        2,625
Kane,          1998      88,289          1,118                         6,000
Secretary,     1997      57,212            624                        13,500
Treasurer,
CFO


Bruce          1999      65,042
Leonetti,
VP


Employment Agreements

     We have entered into an employment agreement with Charles J. Searock, Jr., Chief Executive Officer and President, which commenced on December 1, 1996 and will continue for a three-year period, after which the agreement will automatically renew for one-year terms, unless terminated by either party upon ninety days written notice prior to the end of any term, or for cause. Under the employment agreement, Mr. Searock has agreed to work for us full time, and receives an annual base salary of $125,000, to be adjusted upwards or downwards based on our profit and loss. Mr. Searock's agreement also provides for an annual bonus at the discretion of our Board of Directors. The agreement also provides for a 401(k) pension plan, health insurance benefits and contains three-year non-competition provisions that prohibit him from competing with us. In addition, the agreement provides that if Mr. Searock is terminated without cause, he will receive a severance consideration of one year's salary.

     We have also entered into an employment agreement with John Kane, Chief Financial Officer, Secretary and Treasurer, which commenced on January 20, 1997 and will continue for a three-year period, after which the agreement will automatically renew for one-year terms, unless terminated by either party upon ninety days written notice prior to the end of any term, or for cause. Under the employment agreement, Mr. Kane has agreed to work for us full time, and receives an annual base salary of $85,000, to be reviewed no less than annually. Mr. Kane's agreement also provides for an annual bonus at the discretion of our Board of Directors. The agreement also provides for a 401(k) pension plan, health insurance benefits and contains eighteen month non-competition provisions that prohibit him from competing with us.

     We have also entered into an employment agreement with Bruce Leonetti, Vice President of Marketing and Sales, which commenced on January 1, 1999 and will continue for a three-year period, unless terminated for cause. Under the employment agreement, Mr. Leonetti has agreed to work for us full time, and receives an annual base salary of $89,000, with commissions based on the gross dollar amount of product shipped. Mr. Leonetti's agreement also provides for an annual bonus at the discretion of our Board of Directors. The agreements also provide for a 401(k) pension plan, health insurance benefits and contain twenty four month non-competition provisions that prohibit him from competing with us. In addition, the agreement provides that if Mr. Leonetti is terminated without cause, he will receive a severance consideration of three months' salary.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company paid consulting fees to Robert E. Hibshman, Jr. in the amount of $38,140 during 1998 and $93,173 during 1997. Mr. Hibshman was President of Dynasil until December 1, 1996, and Chief Executive Officer until January 1998 when he became Chairman of the Board of Directors of Dynasil, a position which he maintained until January 1999. During 1997 and 1998, Mr. Hibshman was paid as a consultant, advising the Company on marketing expansion activities. Mr. Hibshman was active in the unsuccessful attempt to find an outside buyer for Hibshman Corporation, but was not involved in the sale of Hibshman Corporation's assets to Gary Edmonson and Patricia Catron, except to vouch for their technical expertise and business acumen in connection with Dynasil's decision to accept a promissory note from such individuals in payment of the purchase price.


ITEM 8. DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 25,000,000 shares of common stock, par value $.0005 per share ("Common Stock").

Common Stock

     Holders of shares of Common Stock of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes, including the election of directors, and to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available. Upon liquidation or dissolution, each outstanding share of Common Stock
                                       15
will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities. Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. All outstanding shares of Common Stock are and will be fully paid and non-assessable, when issued.

Non-Cumulative Voting

     The Common Stock does not have cumulative voting rights which means that the holders of more than fifty percent of the Common Stock voting for election of directors can elect one hundred percent of the directors of the Company if they choose to do so.

Dividends

     There are no limitations or restrictions upon the right of the Board of Directors to declare dividends out of any funds legally available

Effect of anti-takeover effects of New Jersey Shareholders Protection Act

     The Company is subject to the provisions of the New Jersey Shareholders Protection Act. The New Jersey Shareholders Protection Act provides that "no resident domestic corporation shall engage in any business combination with any interested stockholder of that resident domestic corporation for a period of five years following that interested stockholder's stock acquisition date unless that business combination is approved by the board of directors of that resident domestic corporation prior to that interested stockholder's stock acquisition date."

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
        EQUITY AND OTHER SHAREHOLDER MATTERS

     The Registrant's Common Stock is traded on the Over the Counter Bulletin Board (BBOTC:DYSL). The symbol for the Company's Common Stock is "DYSL". The Company's Common Stock has been traded publicly since April 22, 1981. The "high" and "low" bid quotations for the Company's Common Stock for each quarterly period for the fiscal years ended September 30, 1997, September 30, 1998 and September 30, 1999 were as follows:

  Fiscal Quarter        High Bid Price        Low Bid Price
  --------------        --------------        -------------
       1997
       First              $5.50                 $3.25
       Second              5.50                  3.75
       Third               3.75                  3.25
       Fourth              4.25                  3.25

       1998
       First              $5.25                 $2.875
       Second              6.00                  3.375
       Third               4.00                  2.00
       Fourth              3.00                  2.00

       1999
       First              $2.00                 $0.875
       Second              1.50                  1.00
       Third               1.375                 0.75
       Fourth              1.125                 0.625

     The above listed quotes reflect inter-dealer prices without retail mark-up, mark-down, or commissions and are not necessarily representations of actual transactions or the true value of the Common Stock.

     As of September 30, 1998, there were 2,947,649 shares of common stock outstanding held by approximately 256 holders of record of the Common Stock of the Company (plus a small number of additional shareholders whose stock is held in street name and who have declined disclosure of such information).

     At June 30,1999, 497,723 shares of common stock were reserved for issuance under the Stock Incentive Plans. Options granted under the Plans are generally exercisable over a five year period.

     To date, options have been granted at exercise prices ranging from $1.00 to $3.52 per share. At June 30, 1999, 113,277 options were outstanding.

     Of the 2,344,944 outstanding shares, there are 226,497 shares that could be sold pursuant to Rule 144 of the Securities Act of 1933, as amended.

     The Company has paid no cash dividends since its inception. The Company presently intends to retain any future earnings for use in its business and does not presently intend to pay cash dividends in the foreseeable future. Holders of the Common stock are entitled to share ratably in dividends when and as declared by the Board of Directors out of funds legally available therefor.


ITEM 2. LEGAL PROCEEDINGS

     No material legal proceedings to which the Company or any of its property is subject are pending, nor to the knowledge of the Company are any such legal proceedings threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
        ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In May 1996, the Company granted to Robert E. Hibshman, Sr. (the father of the then-President, CEO and Chairman of the Board of the Company), under a Consulting Agreement in which Mr. Hibshman was engaged to provide financial advisory services, including participation with Dynasil in the development of a business plan, introduction to public relations firms, general advice in assisting the Company to more effectively utilize its resources and liquid assets, and other consulting services of similar nature, an option to purchase shares of the Company's common stock up to a total of 20,000 shares. The option was exercisable through May 1998 at an exercise price of $3.50 per share. In September 1996, such option was exercised in its entirety for a total purchase price of $70,000. In accordance with the option agreement, such shares were issued pursuant to Rule 701 of the Securities Act of 1933, as amended, as restricted securities. The Company's records indicate that Mr. Hibshman still retains ownership of such shares.

     In June 1996, the Company granted to Charles J. Searock, Jr. (who was at that time a consultant to the Company prior to becoming its President and CEO), under a Consulting Agreement in which Gen. Searock was engaged as a business developer to provide advisory services, including participation with Dynasil in the development of a business plan, introduction to public relations firms, general advice in assisting the Company to obtain business contacts and long term relations with the "military/industrial complex", an option to purchase shares of the Company's common stock up to a total of 5,000 shares. The option was exercisable through June 1997 at an exercise price of $3.00 per share. In June 1996, such option was exercised in its entirety for a total purchase price of $15,000. In accordance with the option agreement, such shares were issued pursuant to Rule 701 of the Securities Act of 1933, as amended, as restricted securities. The Company's records indicate that Gen. Searock still retains ownership of such shares.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The by-laws of the Company provide that every person who is or was a director or officer, employee or agent of the Company, or any person who serves or has served in any capacity with any other enterprise at the request of the Company, shall be indemnified by the Company to the fullest extent permitted by law. The Company shall indemnify the persons listed above against all expenses and liabilities reasonably incurred by or imposed on them in connection with any proceedings to which they have been or may be made parties, or any proceedings in which they may have become involved by reason of being or having been a director or officer of the Company, or by reason of serving or having served another enterprise at the request of the Company, whether or not in the capacities of directors or officers of the Company at the time the expenses or liabilities are incurred.

     New Jersey has enacted the following statutory indemnification provisions:

NJSA 14A:3-5. Indemnification of directors, officers and employees -

     (1) As used in this section,

     (a) "Corporate agent" means any person who is or was a director, officer, employee or agent of the indemnifying corporation or of any constituent corporation absorbed by the indemnifying corporation in a consolidation or merger and any person who is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at the request of the indemnifying corporation, or of any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent;

     (b) "Other enterprise" means any domestic or foreign corporation, other than the indemnifying corporation, and any partnership, joint venture, sole proprietorship, trust or other enterprise, whether or not for profit, served by a corporate agent;

     (c) "Expenses" means reasonable costs, disbursements and counsel fees;

     (d) "Liabilities" means amounts paid or incurred in satisfaction of settlements, judgments, fines and penalties;

     (e) "Proceeding" means any pending, threatened or completed civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal therein and any inquiry or investigation which could lead to such action, suit or proceeding; and

     (f) References to "other enterprises" include employee benefit plans; references to "fines" include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the indemnifying corporation" include any service as a corporate agent which imposes duties on, or involves services by, the corporate agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner the person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (2) Any corporation organized for any purpose under any general or special law of this State shall have the power to indemnify a corporate agent against his expenses and liabilities in connection with any proceeding involving the corporate agent by reason of his being or having been such a corporate agent, other than a proceeding by or in the right of the corporation, if

     (a) such corporate agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; and

     (b) with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that such corporate agent did not meet the applicable standards of conduct set forth in paragraphs 14A:3-5(2)(a) and 14A:3-5(2)(b).

     (3) Any corporation organized for any purpose under any general or special law of this State shall have the power to indemnify a corporate agent against his expenses in connection with any proceeding by or in the right of the corporation to procure a judgment in its favor which involves the corporate agent by reason of his being or having been such corporate agent, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, in such proceeding no indemnification shall be provided in respect of any claim, issue or matter as to which such corporate agent shall have been adjudged to be liable to the corporation, unless and only to the extent that the Superior Court or the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all circumstances of the case, such corporate agent is fairly and reasonably entitled to indemnity for such expenses as the Superior Court or such other court shall deem proper.

     (4) Any corporation organized for any purpose under any general or special law of this State shall indemnify a corporate agent against expenses to the extent that such corporate agent has been successful on the merits or otherwise in any proceeding referred to in subsections 14A:3-5(2) and 14A:3-5(3) or in defense of any claim, issue or matter therein.

     (5) Any indemnification under subsection 14A:3-5(2) and, unless ordered by a court, under subsection 14A:3-5(3) may be made by the corporation only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because the corporate agent met the applicable standard of conduct set forth in subsection 14A:3-5(2) or subsection 14A:3-5(3). Unless otherwise provided in the certificate of incorporation or bylaws, such determination shall be made

     (a) by the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of directors who were not parties to or otherwise involved in the proceeding; or

     (b) if such a quorum is not obtainable, or, even if obtainable and such quorum of the board of directors or committee by a majority vote of the disinterested directors so directs, by independent legal counsel, in a written opinion, such counsel to be designated by the board of directors; or

     (c) by the shareholders if the certificate of incorporation or bylaws or a resolution of the board of directors or of the shareholders so directs.

     (6) Expenses incurred by a corporate agent in connection with a proceeding may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of the corporate agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified as provided in this section.

     (7) (a) If a corporation upon application of a corporate agent has failed or refused to provide indemnification as required under subsection 14A:3-5(4) or permitted under subsections 14A:3-5(2), 14A:3-5(3) and 14A:3-5(6), a corporate agent may apply to a court for an award of indemnification by the corporation, and such court

     (i) may award indemnification to the extent authorized under subsections 14A:3-5(2) and 14A:3-5(3) and shall award indemnification to the extent required under subsection 14A:3-5(4), notwithstanding any contrary determination which may have been made under subsection 14A:3-5(5); and

     (ii) may allow reasonable expenses to the extent authorized by, and subject to the provisions of, subsection 14A:3-5(6), if the court shall find that the corporate agent has by his pleadings or during the course of the proceeding raised genuine issues of fact or law.

     (b) Application for such indemnification may be made

     (i) in the civil action in which the expenses were or are to be incurred or other amounts were or are to be paid; or

     (ii) to the Superior Court in a separate proceeding. If the application is for indemnification arising out of a civil action, it shall set forth reasonable cause for the failure to make application for such relief in the action or proceeding in which the expenses were or are to be incurred or other amounts were or are to be paid.

     The application shall set forth the disposition of any previous application for indemnification and shall be made in such manner and form as may be required by the applicable rules of court or, in the absence thereof, by direction of the court to which it is made. Such application shall be upon notice to the corporation. The court may also direct that notice shall be given at the expense of the corporation to the shareholders and such other persons as it may designate in such manner as it may require.

     (8) The indemnification and advancement of expenses provided by or granted pursuant to the other subsections of this section shall not exclude any other rights, including the right to be indemnified against liabilities and expenses incurred in proceedings by or in the right of the corporation, to which a corporate agent may be entitled under a certificate of incorporation, bylaw, agreement, vote of shareholders, or otherwise; provided that no indemnification shall be made to or on behalf of a corporate agent if a judgment or other final adjudication adverse to the corporate agent establishes that his acts or omissions (a) were in breach of his duty of loyalty to the corporation or its shareholders, as defined in subsection (3) of > N.J.S.14A:2-7, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by the corporate agent of an improper personal benefit.

     (9) Any corporation organized for any purpose under any general or special law of this State shall have the power to purchase and maintain insurance on behalf of any corporate agent against any expenses incurred in any proceeding and any liabilities asserted against him by reason of his being or having been a corporate agent, whether or not the corporation would have the power to indemnify him against such expenses and liabilities under the provisions of this section. The corporation may purchase such insurance from, or such insurance may be reinsured in whole or in part by, an insurer owned by or otherwise affiliated with the corporation, whether or not such insurer does business with other insureds.

     (10) The powers granted by this section may be exercised by the corporation, notwithstanding the absence of any provision in its certificate of incorporation or bylaws authorizing the exercise of such powers.

     (11) Except as required by subsection 14A:3-5(4), no indemnification shall be made or expenses advanced by a corporation under this section, and none shall be ordered by a court, if such action would be inconsistent with a provision of the certificate of incorporation, a bylaw, a resolution of the board of directors or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the proceeding, which prohibits, limits or otherwise conditions the exercise of indemnification powers by the corporation or the rights of indemnification to which a corporate agent may be entitled.

     (12) This section does not limit a corporation's power to pay or reimburse expenses incurred by a corporate agent in connection with the corporate agent's appearance as a witness in a proceeding at a time when the corporate agent has not been made a party to the proceeding.

Forward-Looking Statements

     Certain statements made in this Form 10-SB are "forward looking statements". Without limiting the generality of the foregoing, such information can be identified by the use of forward-looking terminology such as "anticipate", "will", "would", "expect", "intend", "plans to" or "believes", or other variations thereon, or comparable terminology. Actual results, performance or developments may differ materially from those expressed or implied by such forward-looking statements as a result of market uncertainties or industry factors. Some important factors that may cause actual results that differ materially from those in any forward-looking statements may include the availability of financing in the time frame required, market acceptance of the Company's products and services, competitive pressures, and the ability to attract and retain key executive sales and management personnel. The Company disclaims any obligation or responsibility to update any such forward-looking statements.

                                    PART F/S

                             DYNASIL CORPORATION OF
                            AMERICA AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           SEPTEMBER 30, 1998 AND 1997

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997


                                TABLE OF CONTENTS


                                                                         Page
                                                                         ----
Independent Auditors' Report                                               1

Financial Statements:

  Consolidated Balance Sheets                                              2

  Consolidated Statements of Operations                                    3

  Consolidated Statements of Changes in Stockholders' Equity               4

  Consolidated Statements of Cash Flows                                    5

  Notes to Consolidated Financial Statements                             6 - 20

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Dynasil Corporation of America and Subsidiaries
Berlin, New Jersey

     We have audited the accompanying consolidated balance sheets of DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES as of September 30, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES as of September 30, 1998 and 1997 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                            HAEFELE, FLANAGAN & CO., p.c.

Moorestown, New Jersey
November 16, 1998

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           SEPTEMBER 30, 1998 AND 1997

                                     ASSETS


                                                               1998            1997
                                                           ----------      ----------
Current assets
   Cash and cash equivalents                               $   45,980      $   16,075
   Accounts receivable, net of allowance for doubtful
     accounts of $10,883 for 1998 and 1997                    345,176         598,926
   Note receivable                                                  0         221,667
   Inventories                                              1,278,334         873,889
   Prepaid expenses and other current assets                   42,160          41,015
   Net current assets of discontinued operations                    0          21,952
                                                           ----------      ----------
        Total current assets                                1,711,650       1,773,524

Property, Plant and Equipment, net                          2,390,988       2,261,968

Other Assets                                                   25,947          50,058
                                                           ----------      ----------
        Total Assets                                       $4,128,585      $4,085,550
                                                           ==========      ==========

                 LIABILITIES AND STOCKHOLDERS' EQUITY

                                                              1998            1997
                                                           ----------      ----------

Current Liabilities
   Note payable to bank                                    $        0      $  200,000
   Current portion of long-term debt                          137,414         432,773
   Accounts payable                                           226,560         511,578
   Accrued expenses                                           122,115         230,355
                                                           ----------      ----------
        Total current liabilities                             486,089       1,374,706

Long-term Debt, net                                         1,882,515       1,384,908
Stockholders' Equity
   Common Stock, $.0005 par value, 25,000,000 shares
    authorized, 2,947,649 and 2,821,213 shares issued
    for 1998 and 1997, respectively                             1,474           1,411
   Additional paid in capital                               1,028,197         831,083
   Retained earnings                                        1,689,613       1,458,831
                                                           ----------      ----------
                                                            2,719,284       2,291,325
   Less unearned compensation                                       0          (6,086)
   Less 640,624 shares of treasury stock, at cost            (959,303)       (959,303)
                                                           ----------      ----------
        Total stockholders' equity                          1,759,981       1,325,936
                                                           ----------      ----------
        Total Liabilities and Stockholders' Equity         $4,128,585      $4,085,550
                                                           ==========      ==========

The accompanying notes are an integral part of these consolidated financial statements.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997

                                                                      1998                1997
                                                                   ----------          ----------
Net sales                                                          $3,981,395          $3,931,108
Cost of sales                                                       2,711,148           2,338,738
                                                                   ----------          ----------
Gross profit                                                        1,270,247           1,592,370
Selling, general and administrative                                   874,962             952,977
                                                                   ----------          ----------
Income from continuing operations                                     395,285             639,393
Other income (expense)
     Interest expense                                                (188,150)           (108,536)
     Other income (expense), net                                       23,647              (1,173)
                                                                   ----------          ----------
                                                                     (164,503)           (109,709)
                                                                   ----------          ----------
Income from continuing operations
 before provision for income taxes                                    230,782             529,684
Provision for income taxes                                                  0                   0
                                                                   ----------          ----------
Income from continuing operations                                     230,782             529,684
                                                                   ----------          ----------
Discontinued operations
   Loss from discontinued operations, net of tax                            0            (229,269)
   Loss on disposal of subsidiary, including provision of
     $30,000 for operating losses during phase out
     period in 1997, net of tax                                             0            (224,453)
                                                                   ----------          ----------
Net loss from discontinued operations                                       0            (453,722)
                                                                   ----------          ----------
Net income                                                         $  230,782          $   75,962
                                                                   ==========          ==========
Basic net income per share
   From continuing operations                                      $     0.10          $     0.24
   From discontinued operations                                             0               (0.11)
   On disposal of discontinued operations                                   0               (0.10)
                                                                   ----------          ----------
   Net income                                                      $     0.10          $     0.03
                                                                   ==========          ==========
Diluted net income per share
   From continuing operations                                      $     0.10          $     0.23
   From discontinued operations                                             0               (0.10)
   On disposal of discontinued operations                                   0               (0.10)
                                                                   ----------          ----------
   Net income                                                      $     0.10          $     0.03
                                                                   ==========          ==========

The accompanying notes are an integral part of these consolidated financial statements.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997


                                                                         Additional
                                                                           Paid-in        Retained       Unearned
                                                Shares       Amount        Capital        Earnings     Compensation
                                              ---------      ------      ----------      ----------    ------------
Balance, October 1 , 1996                     1,404,356      $1,404      $  788,837      $1,382,869      $      0

2 for 1 stock split                           1,404,356           0               0               0             0

Issuance of shares of common stock upon
 exercise of stock options                        3,000           1           8,999               0             0

Issuance of shares of common stock upon
 exercise of stock warrants                         250           1             749               0             0

Issuance of shares of common stock under
 employee stock purchase plan                     1,251           1           2,752               0             0

Issuance of shares of common stock under
 employee stock compensation                      8,000           4          29,746               0       (29,750)

Compensation expense                                  0           0               0               0        23,664

Net income                                            0           0               0          75,962             0
                                              ---------       -----         -------       ---------        ------
Balance, September 30, 1997                   2,821,213       1,411         831,083       1,458,831        (6,086)

Issuance of shares of common stock upon
 exercise of stock options                      116,000          58         177,552               0             0

Issuance of shares of common stock under
 employee stock purchase plan                     6,936           3          11,691               0             0

Issuance of shares of common stock under
 stock bonus                                        500           0           1,873               0             0

Issuance of shares of common stock under
 employee stock compensation                      3,000           2           5,998               0             0

Compensation expense                                  0           0               0               0         6,086

Net Income                                            0           0               0         230,782             0

Balance, September 30, 1998                   2,947,649      $1,474      $1,028,197      $1,689,613      $      0
                                              =========      ======      ==========      ==========      ========


                                                      Treasury Stock             Total
                                                  -----------------------     Stockholders'
                                                   Shares        Amount          Equity
                                                  -------      ----------     -------------
Balance, October 1 , 1996                         320,312      $(959,303)      $1,213,807

2 for 1 stock split                               320,312              0                0

Issuance of shares of common stock upon
 exercise of stock options                              0              0            9,000

Issuance of shares of common stock upon
 exercise of stock warrants                             0              0              750

Issuance of shares of common stock under
 employee stock purchase plan                           0              0            2,753

Issuance of shares of common stock under
 employee stock compensation                            0              0                0

Compensation expense                                    0              0           23,664

Net income                                              0              0           75,962
                                                  -------       --------        ---------
Balance, September 30, 1997                       640,624       (959,303)       1,325,936

Issuance of shares of common stock upon
 exercise of stock options                              0              0          177,610

Issuance of shares of common stock under
 employee stock purchase plan                           0              0           11,694

Issuance of shares of common stock under
 stock bonus                                            0              0            1,873

Issuance of shares of common stock under
 employee stock compensation                            0              0            6,000

Compensation expense                                    0              0            6,086

Net Income                                              0              0          230,782

Balance, September 30, 1998                       640,624      $(959,303)      $1,759,981
                                                  =======      =========       ==========

The accompanying notes are an integral part of these consolidated financial statements.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997

                                                                  1998              1997
                                                               ---------        -----------
Cash flows from operating activities:
    Net income                                                 $ 230,782        $    75,962
    Adjustments to reconcile net income to net cash
     provided by continuing operations
       Loss from discontinued operations                               0            453,722
       Stock compensation expense                                 13,959             23,664
       Depreciation and amortization                             349,469            243,674
       Allowance for doubtful accounts                                 0            (19,117)
       (Increase) decrease in:
         Accounts receivable                                     253,750           (160,041)
         Inventories                                            (404,445)          (177,353)
         Prepaid expenses and other current assets                (1,145)            (6,688)
       Increase (decrease) in:
         Accounts payable                                       (285,018)           230,158
         Accrued expenses                                       (108,240)           119,366
                                                               ---------        -----------
Net cash provided by continuing operations                        49,112            783,347
                                                               ---------        -----------
Net cash provided by (used) in discontinued operations            21,952           (234,377)
                                                               ---------        -----------
Net cash provided by operating activities                         71,064            548,970
                                                               ---------        -----------
Cash flows from investing activities:
     Purchases of property, plant and equipment                 (317,857)        (1,331,434)
     Increase in other assets                                     (5,406)           (38,182)
     (Increase) decrease in note receivable                      221,667            (21,667)
                                                               ---------        -----------
Net cash used in investing activities                           (101,596)        (1,391,283)
                                                               ---------        -----------
Cash flows from financing activities:
     Proceeds from (repayment of) note payable
       to bank, net                                             (200,000)           175,000
     Repayment of long term debt                                (214,583)          (383,482)
     Proceeds from long term debt                                285,716            950,000
     Issuance of common stock                                    189,304             12,503
                                                               ---------        -----------
Net cash provided by financing activities                         60,437            754,021
                                                               ---------        -----------
Net increase (decrease) in cash and cash equivalents              29,905            (88,292)
Cash and cash equivalents, beginning                              16,075            104,367
                                                               ---------        -----------
Cash and cash equivalents, ending                              $  45,980        $    16,075
                                                               =========        ===========

The accompanying notes are an integral part of these consolidated financial statements.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 1 - Summary of Significant Accounting Policies

Nature of Continuing Operations

     The Company is primarily engaged in the manufacturing and marketing of customized fused silica products. The Company's products and services are used in the optical lens and laser manufacturing industries, as well as in the medical industry. Other applications include usage in the manufacturing of analytical instruments and semi-conductors. The Company also serves as a sub-contractor to the defense industry.

     The Company's products and services are provided primarily in the United States with some international activity.

Nature of Discontinued Operations

     On September 30, 1997, the Company sold substantially all of the assets of its wholly owned subsidiary, Hibshman Corporation. Hibshman Corporation provided the value added service of shaping and super-polishing materials to customer specifications through the use of miniature optics and custom micro-machining primarily within the United States. The operating results of Hibshman Corporation for the year ended September 30, 1997 have been treated as discontinued operations.

Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Dynasil Corporation of America and its wholly-owned subsidiaries, Dynasil International Incorporated and Hibshman Corporation. All significant intercompany transactions have been eliminated.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

     The Company recognizes revenues as the product is shipped. Returns of products shipped have historically been minimal.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 1 - Summary of Significant Accounting Policies (continued)

Inventories

     Inventories are stated at the lower of average cost or market. Cost is determined using the first-in, first-out (FIFO) method. Inventories consist primarily of raw materials, work-in-process and finished goods. The Company evaluates inventory levels and expected usage on a periodic basis and records adjustments for impairment as required.

Property, Plant and Equipment and Depreciation and Amortization

     Property, plant and equipment are recorded at cost. Depreciation is provided using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes over the estimated useful lives of the respective assets. The estimated useful lives of the assets for financial reporting purposes are as follows: building and improvements, 10 to 25 years; machinery and equipment, 5 to10 years; office furniture and fixtures, 5 to 7 years; transportation equipment, 5 years. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property, plant and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Other Assets

     Other assets include deferred financing costs which are amortized using the straight-line method over 7 years. Amortization expense for the years ended September 30, 1998 and 1997 was $29,517 and $6,465.

Unearned Compensation

     Compensation resulting from shares granted under the Company's employment contracts is recognized based on the market value of the shares on the date of grant. Initially the total market value of the shares is treated as unearned compensation and then charged to expense over the respective term of the contract. On December 1, 1996, 5000 shares were issued with a value of $3.25 per share. On January 20, 1997, 3000 shares were issued with a value of $4.50 per share. For the year ended September 30, 1997, $29,750 was initially recorded as unearned compensation.

Advertising

     The Company expenses all advertising as incurred. Advertising expense from continuing operations for the years ended September 30, 1998 and 1997 was $78,959 and $89,450.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 1 - Summary of Significant Accounting Policies (continued)

Income Taxes

     Dynasil Corporation of America and its wholly-owned subsidiaries file a consolidated federal income tax return.

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method prescribed by SFAS No. 109, a deferred tax asset or liability is determined based on the differences between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Tax credits are recorded as a reduction in income taxes. Valuation allowances are provided if, it is more likely than not, that some or all of the deferred tax assets will not be realized.

Net Income Per Share

     The Company has adopted SFAS No. 128, "Earnings per Share", effective October 1, 1997. SFAS No. 128, which simplifies the standards for computing and presenting earnings per share, replaces the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options and warrants. Diluted earnings per share is very similar to the previously reported primary earnings per share. Accordingly, net earnings per share for all periods presented have been restated to conform to the new standard.

     Basic net earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential common shares outstanding are included in diluted net earnings per share. The computations of basic and diluted net earnings per share are as follows:

                                                       1998             1997
                                                    ----------       ----------
     Net income from continuing operations          $  230,782       $  529,684
                                                    ==========       ==========
     Basic weighted average shares                   2,240,005        2,175,624
     Effect of dilutive securities:
       Common stock options                            113,556          130,157
       Common stock warrants                               -0-            4,114
                                                    ----------       ----------
     Dilutive potential common shares                2,353,561        2,309,895
                                                    ==========       ==========

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 1 - Summary of Significant Accounting Policies (continued)

Net Income Per Share (continued)

                                                       1998             1997
                                                    ----------       ----------

     Net income per share from continuing operations
        Basic                                          $ .10           $ .24
        Diluted                                        $ .10           $ .23

     Diluted net earnings per share excludes the impact of common stock warrants of 1,892 for 1998 because the option's exercise prices were greater than the average market price of the common shares and therefore, the effect would be antidilutive.

Long-Lived Assets

     On October 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" which establishes standards for the impairment of long-lived assets and certain identifiable intangibles. The Company's policy is to record long-lived assets at cost, amortizing these costs over the expected useful lives of related assets. Measurement of an impairment loss for long-lived assets and certain identifiable intangibles to be disposed of are to be reported generally at the lower of the carrying cost amount or fair value less cost to sell. Under the provisions of this statement, the Company has evaluated its long-lived assets for financial impairment, and will continue to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

     The Company evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. Based on these evaluations, there were no adjustments to the carrying value of long-lived assets for the year ended September 30, 1999 or 1998.

Stock Based Compensation

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation." The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" to account for its stock options using the intrinsic value method. Under APB No. 25, compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the cost to acquire the stock.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 1 - Summary of Significant Accounting Policies (continued)

Stock Based Compensation (continued)

Accordingly, no compensation cost has been recognized in the financial statements since the options were granted at the quoted market price on the date of grant. SFAS No. 123 requires companies using the intrinsic value method to make certain proforma disclosures using the fair value method. Additional disclosures are included in Note 9.

Fair Value

     The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and debt. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short maturity of these instruments. Based on borrowing rates currently available to the Company for bank loans with similar terms and maturities, the Company's debt approximates its fair value.

Concentrations of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company has not experienced any significant losses on its cash and cash equivalents. The Company performs ongoing credit evaluations of its customers and generally requires no collateral from its customers. The Company maintains allowances for potential credit losses and has not experienced any significant losses related to the collection of its accounts receivable.

New Accounting Pronouncement

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a balance sheet, and is effective for fiscal years beginning after December 15, 1997. Management does not believe this statement will have a material impact on the Company's financial statements.

Statement of Cash Flows

     For the purpose of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Reclassifications

     Certain items in the 1997 financial statements have been reclassified to conform with the 1998 financial statement presentation.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 2 - Discontinued Operations

     On September 30, 1997, the Company sold substantially all of the assets of its wholly-owned subsidiary, Hibshman Corporation, to two individuals. As consideration for the sale, the Company received a note receivable of $200,000 which was collected during the year ended September 30, 1998. The sale resulted in a loss of $194,453. Hibshman Corporation recorded sales of $402,591 in 1997. No income tax expense or benefits were recognized due to the Company's net operating loss carryforwards.

     The components of the net assets of discontinued operations included in the consolidated balance sheet as of September 30, 1997 are as follows:

     Current assets
       Cash and cash equivalents                                   $ 32,234
       Accounts receivable                                           70,855
       Prepaid expenses and other current assets                     10,150
     Less current liabilities
       Accounts payable                                             (49,697)
       Accrued expenses                                              41,590)
                                                                   --------

     Net current assets Net current assets                         $ 21,952
                                                                   ========

Note 3 - Notes Receivable

     Notes receivable as of September 30, 1998 and 1997 consists of the following:

                                                        1998             1997
                                                       ------          --------
Note receivable from officer with interest
  at the prime rate plus 1%, (9.5% at
  September 30, 1997), due on demand,
  Unsecured, collected in 1998                         $   -0-         $ 21,667

Note receivable from two individuals,
   non Interest bearing, secured by assets of
   Discontinued operations sold, collected
   In 1998 (See Note 2)                                    -0-          200,000
                                                       -------         --------
                                                       $   -0-         $221,667
                                                       =======         ========


     Interest income of $1,667 for the year ended September 30, 1997 was added to the balance of the note.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 4 - Inventories

     Inventories at September 30, 1998 and 1997 consisted of the following:

                                                    1998                  1997
                                                 ----------             --------
Raw Materials                                    $   43,658             $ 40,163
Work-in-Process                                   1,088,569              716,180
Finished Goods                                      146,107              117,546
                                                 ----------             --------
                                                 $1,278,334             $873,889
                                                 ==========             ========

Note 5 - Property, Plant and Equipment

     Property, plant and equipment at September 30, 1998 and 1997 consist of the following:

                                                     1998                1997
                                                  ----------          ----------
Land                                              $      261          $      261
Building and improvements                          2,449,751           1,985,821
Construction in progress                              57,911             229,633
Machinery and equipment                            2,762,167           2,607,539
Office furniture and fixtures                        219,442             217,306
Transportation equipment                              65,931              65,931
                                                  ----------          ----------
                                                   5,555,463           5,106,491
Less accumulated depreciation                      3,164,475           2,844,523
                                                  ----------          ----------
                                                  $2,390,988          $2,261,968
                                                  ==========          ==========

     Included in the cost of machinery and equipment is $190,744 and $54,629 at September 30, 1998 and 1997 representing the cost of assets under capitalized lease obligations. Accumulated depreciation at September 30, 1998 and 1997 for the capitalized leases was $14,561 and $6,829.

     Depreciation expense charged to continuing operations for the years ended September 30, 1998 and 1997 was $319,952 and $237,209.

     The Company capitalized interest of $10,874 and $37,788 during the years ended September 30, 1998 and 1997 related to qualifying assets under construction. Total interest incurred, including amounts capitalized during the same periods, were $199,024 in 1998 and $148,056 in 1997.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 6 - Note Payable to Bank

     During July 1998, management completed negotiations with Premier Bank to consolidate all bank debt. In addition to the note described in Note 7 - Long-term Debt for $1,292,778, the Company secured a $300,000 line of credit agreement. The Note is due on demand with interest at the bank's base rate plus 1% (9.5% at September 30, 1998). At September 30, 1998, the Company has not drawn on the line.

     Note payable to bank at September 30, 1997 was provided under a $350,000 line of credit agreement with First Union National Bank and was due on demand with interest at the bank's prime rate plus 1% (9.5% at September 30, 1997). The note was secured by substantially all assets of the Company. The line of credit agreement was repaid in 1998. The Agreements with First Union National Bank were cross-collateralized and contained customary financial covenants. See Note 7.

Note 7 - Long-Term Debt

     Long-term Debt at September 30, 1998 and 1997 consist of the following:


                                                              1998                 1997
                                                           ----------           ----------
Subordinated debentures bearing interest at 10%
 per annum payable semiannually, due June 1,
 1998, unsecured, repaid in 1998                                $ -0-           $   72,400

Subordinated debenutures bearing interest at 10%
  per annum payable semiannually, due June 1,
  2002, unsecured                                             218,100              218,100

Subordinated debenuture bearing interest at 12%
  per annum payable semiannually, due
  December 1, 2001, unsecured                                 350,350              350,350

Note payable to bank in monthly
  installments of $16,429 plus interest at the
  bank's base rate plus 1.5% (10.00% at
  September 30, 1997), due May 2000, secured
  by accounts receivable, Inventory, equipment,
  and general intangibles of the Company and
  was cross-collateralized (See Note 6).
  Refinanced in 1998                                              -0-              509,284

Mortgage note payable to bank in monthly
  Installments of $6,667 plus interest at
  the bank's prime rate (9.50% at
  September 30, 1997), due July 2001,
  secured by first mortgage on Berlin,
  New Jersey property. Refinanced in 1998.                        -0-              306,667

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 7 - Long-Term Debt (continued)


                                                              1998                 1997
                                                           ----------           ----------
Mortgage note payable to bank in monthly
  Installments of $1,667 plus interest at the
  bank's prime rate (9.50% at September 30, 1997),
  due August 2007, secured by second mortgage on
  Berlin, New Jersey property. Refinanced in 1998.                -0-              198,333

Note payable to bank in monthly installments of
  $7,222 plus interest at the bank's base rate
  plus 1.0% (9.50% at September 30, 1998), with
  the final payment of $700,556 due August 2005,
  secured by first mortgage on Berlin, New Jersey
  property and all accounts receivable, inventory,
  equipment, and general intangibles of the Company.        1,292,778                  -0-

Note payable to bank in monthly installments of
  $4,426 plus interest at the bank's base rate
  plus 1.5% (10.00% at September 30, 1997), due
  May 2000, secured by accounts receivable,
  inventory, equipment, and general intangibles of
  Hibshman Corporation and cross-Collateralized
  by Dynasil Corporation (See Note 6). Repaid in
  1998.                                                           -0-              119,496

Capital lease obligations payable in total monthly
  Installments of $5,415 in 1998 and $1,215 in
  1997, including interest rates of 9.5% and 12%,
  Due July 2001, secured by equipment.                        158,701               43,051
                                                           ----------           ----------
                                                            2,019,929            1,817,681
             Less current portion                            (137,414)            (432,773)
                                                           ----------           ----------
                                                           $1,882,515           $1,384,908
                                                           ==========           ==========

     The current portion includes $50,752 and $9,116 payable under capital lease obligations at September 30, 1998 and 1997.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 7 - Long-term Debt (continued)

     The aggregate maturities of long-term debt, including capital lease obligations, as of September 30, 1998 are as follows:

                                                  Capital lease      Long-term
                                     Total         Obligations          Debt
                                  ----------      -------------     ----------
September 30, 2000                $  142,977        $ 56,310        $   86,667
September 30, 2001                   138,302          51,635            86,667
September 30, 2002                   655,114             -0-           655,114
September 30, 2003                    86,664             -0-            86,664
Thereafter                           859,458             -0-           859,458
                                  ----------        --------        ----------
                                  $1,882,515        $107,945        $1,774,570
                                  ==========        ========        ==========

Subordinated Debenture Extension Agreement

     On November 15, 1996, the maturity date of one Debenture in the amount of $350,350 was extended to December 1, 2001. In consideration for the extension, the Debenture holder is being paid an additional 2% interest on the unpaid principal balance until December 1, 2001. In addition, the Debenture holder was issued warrants to purchase 20,000 shares of the Company's common stock at an exercise price of $4.00 per share, exercisable through June 1, 2002. See Note 9.

     On April 15, 1997 the maturity date of certain Debentures in the amount of $218,100 were extended to June 1, 2002. In consideration for the extension, the Debenture holders were issued warrants to purchase 6,700 shares of the Company's common stock at an exercise price of $3.00 per share, exercisable through June 1, 2002. See Note 9.

     The value of the warrants were deemed immaterial at the date of issuance, and therefore, did not require a reclassification from the value of the debentures to stockholder's equity.

Note 8 - Income Taxes

     The Company's provision for income taxes (benefit) for the years ended September 30, 1998 and 1997 are as follows:

                                                       1998              1997
                                                     --------          --------
     Current
       Federal                                       $ 39,300          $ 22,700
       State                                           14,200             7,400
                                                     --------          --------
                                                       53,500            30,100
     Deferred
       Federal                                        (39,300)          (22,700)
       State                                          (14,200)           (7,400)
                                                     --------          --------
                                                     $    -0-          $    -0-
                                                     ========          ========

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 8 - Income Taxes (continued)

     The reasons for the difference between total tax expense and the amount computed by applying the statutory federal income tax rates to income before provision for income taxes at September 30, 1998 and 1997 are as follows:

                                                           1998          1997
                                                         --------      --------
     Taxes at statutory rates applied to income
       before provision for income taxes                 $ 63,100      $ 36,700
     Increase (reduction) in tax resulting from:
         Accounts receivable                                  -0-        (5,800)
         Depreciation                                     (22,600)      (21,900)
         Inventories                                        1,700        23,800
         Vacation pay                                       1,000        (7,900)
         State income taxes                                10,300         5,200
         Net operating loss carryforwards                 (53,500)      (30,100)
                                                         --------       -------
                                                         $    -0-       $   -0-
                                                         ========       =======

     Deferred income taxes (benefit) reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and the tax effects of net operating losses that are available to offset future taxable income. Significant components of the Company's deferred tax assets (liabilities) at September 30, 1998 and 1997 are as follows:

                                                       1998             1997
                                                    ---------        ---------
         Inventories                                $  70,100        $  67,600
         Vacation pay                                   8,500            7,200
         Accounts receivable                            4,300            4,300
         Depreciation                                (141,600)        (108,700)
         Net operating loss carryforwards             211,600          292,500
         Less valuation allowance                    (152,900)        (262,900)
                                                    ---------        ---------
                                                    $     -0-        $     -0-
                                                    =========        =========

     A valuation allowance has been provided for those deferred tax assets which management believes it is more likely than not that the tax benefit will not be realized. At September 30, 1998, the Company has approximately $589,000 of net operating loss carryforwards to offset future taxable income for federal tax purposes expiring in various years through 2009. In addition, the Companies have approximately $391,000 of net operating loss carryforwards to offset certain future states' taxable income, expiring in various years through 2001.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 9 - Stockholders' Equity

Common Stock

     On October 16, 1996, the Board of Directors declared a two-for-one stock split payable on November 1, 1996 to stockholders of record on October 1, 1996. All share and per share data have been restated for all periods presented to reflect the stock split.

Stock Option Plans

     The Company has a Stock Incentive Plan which provides for, among other incentives, granting to officers, directors, employees and consultants options to purchase shares of the Company's common stock up to a total of 450,000 shares, restated to reflect the stock split. At September 30, 1998, 71,723 shares of common stock are available for future purchases under the plan. Options are generally exercisable over a five year period and expire through 2002. During the years ended September 30, 1998 and 1997, 46,777 and 51,000 shares were granted with exercise prices ranging from $2.65 to $3.52 per share and $3.00 to $4.00 per share, respectively. During the years ended September 30, 1998 and 1997, 116,000 shares and 3,000 shares were issued under the plan for aggregate purchase prices of $117,552 and $9,000, respectively.

     A summary of stock option activity for the years ended September 30, 1998 and 1997 is presented below:

Options outstanding at October 1, 1996                                $ 105,000

2 for 1 stock split - October 1, 1996                                   105,000
Granted in 1997                                                          51,000
Exercised in 1997 under consulting agreement at
  $3.00 per share                                                        (3,000)
                                                                      ---------

Options outstanding at September 30, 1997                               258,000

Granted in 1998                                                          46,777
Exercised in 1998 at prices ranging from $1.00
  to $3.52                                                             (116,000)
                                                                      ---------
Options outstanding at September 30, 1998                             $ 188,777
                                                                      =========

Options exercisable at September 30, 1998                             $ 188,777
                                                                      =========

     At September 30, 1998 and 1997, the Company had warrants outstanding to purchase 20,000 shares and 6,450 shares of the Company's common stock at exercise prices of $4.00 and $3.00 per share, exercisable through June 1, 2002.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

Note 9 - Stockholders' Equity (continued)

Stock Option Plans (continued)

     During the year ended September 30, 1997, a warrant was exercised to purchase 250 shares of the Company's common stock at $3.00 per share for a total purchase price of $750.

Stock-Based Compensation Plans

     The Company accounts for all plans under APB Opinion No. 25, under which no compensation cost has been recognized since all options granted during 1998 and 1997 have been granted at the fair market value of the Company's common stock. Had compensation cost for these plans been determined in accordance with SFAS No. 123, the Company's net income and net income per common share would have been reduced as follows:

                                                      1998           1997
                                                    --------       --------

Net income from continuing operations               $169,504       $442,474
Net loss from discontinued operations                    -0-       (453,722)
                                                    --------       --------
Net income (loss)                                   $169,504       ($11,248)
                                                    ========       ========

Basic net income (loss) per common share:
  From continuing operations                        $    .07       $    .19
  From discontinued operations                           -0-           (.20)
                                                    --------       --------
  Net income (loss) per common share                $    .07       ($   .01)
                                                    ========       ========

     Under SFAS No. 123, the fair value of each option was estimated on the date of grant using the Black Scholes option-pricing model. Based on the assumptions presented below, the weighted average fair value of options granted was $1.31 and $1.71 per option in 1998 and 1997.

                                                          1998            1997
                                                          ----            ----

     Expected life of option in years                      5.0             5.0
     Risk-free interest rate                               6.0%            6.5%
     Expected volatility                                  87.5%           58.7%
     Dividend yield                                        0.0%            0.0%

     The effects of applying SFAS No. 123 for the purpose of providing pro forma disclosures may not be indicative of the effects on reported net income and net income per share for future years, as the pro forma disclosures include the effects of only those awards granted after October 1, 1996.

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997


Note 9 - Stockholders' Equity (continued)

Employee Stock Purchase Plan

     The Company also has an Employee Stock Purchase Plan which permits substantially all employees to purchase common stock. Under the plan, a total of 150,000 shares have been reserved for issuance. Employees have the opportunity to acquire common stock at a purchase price of 65% of the fair market value of the shares. During any twelve month period, employees may not purchase more than the number of shares for which the total purchase price exceeds $5,000. During the years ended September 30, 1998 and 1997, 6,936 and 1,251 shares of common stock were issued under the plan for aggregate purchase prices of $11,694 and $2,753, respectively.

Note 10 - Profit Sharing Plan

     The Company has a 401K Plan for the benefit of its employees. The Company did not make a contribution for the years ended September 30, 1998 and 1997.

Note 11 - Related Party Transactions

     The Company paid consulting fees to other stockholders/directors in the amount of $38,140 and $103,077 during the years ended September 30, 1998 and 1997.

Note 12 - Supplemental Disclosure of Cash Flow Information

                                                          1998            1997
                                                       ---------     ----------
Cash paid during the year for:
   Interest                                            $ 199,024     $  148,056
                                                       =========     ==========
Noncash investing and financing activities:

  Acquisition of property, plant and equipment         $ 448,972     $1,361,684
  Equipment transferred from discontinued operations         -0-        (30,250)
  Debt incurred                                         (131,115)          (-0-)
                                                       ---------     ----------
  Cash paid for property and equipment                 $ 317,857     $1,331,434
                                                       =========     ==========

  Proceeds from disposal of discontinued operations    $     -0-     $  200,000
Increase in note receivable                                  -0-       (200,000)
                                                       ---------     ----------
Cash received from proceeds                            $     -0-     $      -0-
                                                       =========     ==========

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997


Note 12 - Supplemental Disclosure of Cash Flow Information (continued)

     During the year ended September 30, 1998, the Company refinanced its debt as follows:

     Proceeds from long-term debt                                 $ 1,900,000
     Debt refinanced                                               (1,614,284)
                                                                  -----------
     Cash proceeds from long-term debt                            $   285,716
                                                                  ===========

                             DYNASIL CORPORATION OF
                            AMERICA AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)






             FOR THE NINE MONTH PERIOD ENDED JUNE 30, 1999 AND 1998

                 DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                FOR THE NINE MONTHS ENDED JUNE 30, 1999 AND 1998







                                                               PAGE
                                                               ----

Balance Sheet                                                     1

Statement of Operations                                           2

Statement of Cash Flows                                           3

Notes to Financial Statements                                     4

Dynasil Corporation of America and Subsidiaries
Consolidated Balance Sheet                                                PAGE 1
(Unaudited)

                                                                    June 30, 1999           June 30, 1998
                                                                    -------------           -------------
                               ASSETS
Current Assets
   Cash                                                                   48,491                 35,542
   Accounts Receivable                                                   362,237                497,501
   Inventory                                                             993,994              1,224,549
   Other Current Assets                                                   31,507                 81,607
   Net Current Assets - Discontinued Operation                                                    5,214
                                                                       ---------              ---------
      Total Current Assets                                             1,436,229              1,844,413

Property, Plant & Equipment - Net                                      2,128,661              2,322,172

Other Assets                                                              20,613                 33,732
                                                                       ---------              ---------
                            TOTAL ASSETS                               3,585,503              4,200,317
                                                                       =========              =========




                  LIABILITIES & STOCKHOLDERS EQUITY

Current Liabilities
   Note payable to bank                                                   10,000                350,000
   Current Portion - Long Term Debt                                      137,412                257,628
   Accounts Payable                                                       94,440                394,591
   Accrued Expenses                                                      121,173                137,467
                                                                       ---------              ---------
          Total Current Liabilities                                      363,025              1,139,686

Long Term Debt                                                         1,775,256              1,296,923

Stockholders' Equity
   Common Stock, 25,000,000 shares authorized
   shares outstanding 2,341,760 and 2,256,190                              1,491                  1,448
   Additional Paid in Capital                                          1,055,062              1,051,594
   Retained Earnings                                                   1,349,972              1,669,969
                                                                       ---------              ---------
                                                                       2,406,525              2,723,011
   Less: 640,624 Shares in Treasury - at Cost                           (959,303)              (959,303)
                                                                       ---------              ---------
          Total Stockholders' Equity                                   1,447,222              1,763,708
                                                                       ---------              ---------
                     TOTAL LIABILITIES & EQUITY                        3,585,503              4,200,317
                                                                       =========              =========

Dynasil Corporation of America and Subsidiaries
Consolidated Statement Of Operations                                      PAGE 2
(Unaudited)
For the nine months ended





                                                         June 30, 1999           June 30, 1998
                                                         -------------           -------------
Sales                                                       2,021,887              3,242,457

Cost of Sales                                               1,735,582              2,152,336
                                                           ---------              ---------
Gross Profit                                                  286,305              1,090,121

Selling & Administrative                                      479,216                646,956
                                                            ---------              ---------
Income (Loss) from Operations                                (192,911)               443,165

Other Income (Expense)
   Interest Expense                                          (146,729)              (142,783)
   Other Income (Expense)                                                              8,000
                                                            ---------              ---------
Income (Loss) before Income Taxes                            (339,640)               308,382

Provision (Benefit) for Income Tax
                                                            ---------              ---------
Net Income (Loss)                                            (339,640)               308,382
                                                            =========              =========



Earnings per share:
     Basic                                                 $    (0.15)            $     0.13
     Diluted                                               $    (0.15)            $     0.13

Weighted average shares outstanding                         2,315,676              2,223,306


Dynasil Corporation of America and Subsidiaries
Consolidated Statement of Cash Flows                                      PAGE 3
(Unaudited)
For the nine months ended




                                                                     June 30, 1999           June 30, 1998
                                                                     -------------           -------------
Cash flows from operating activities:
   Net Income                                                            (339,640)               308,382
   Adjustments to reconcile net income (loss) to net cash
     Depreciation                                                         267,660                247,635
     Amortization Expense                                                   2,556                 10,008
     Allowance for doubtful accounts
     (Increase) Decrease in:
       Receivables                                                        (17,061)               372,280
       Inventories                                                        284,340               (350,660)
       Prepaid expenses and other current assets                           10,653                  5,086
       Other assets                                                         2,778                 (6,673)
     Increase (Decrease) in:
        Accounts payable                                                 (132,120)              (166,683)
        Accrued expenses                                                     (942)              (134,478)
                                                                        ---------              ---------
Net cash provided by (used in) operating activities                        78,224                284,897
                                                                        ---------              ---------

Cash flows from investing activities:
   Acquisition of PP&E                                                     (5,333)              (307,839)
                                                                        ---------              ---------
Net cash provided by (used in) investing activities                        (5,333)              (307,839)
                                                                        ---------              ---------

Cash flows from financing activities:

   Proceeds (payments) - shareholders                                      26,881                123,305
   Proceeds (payments) - Bank Line of Credit                               10,000                150,000
   Proceeds (Payments) - long term debt                                  (107,261)              (263,130)
                                                                        ---------              ---------
Net cash provided by (used in) financing activities                       (70,380)                10,175
                                                                        ---------              ---------

Net increase (Decrease) in cash                                             2,511                (12,767)

Cash - beginning of period                                                 45,980                 48,309
                                                                        ---------              ---------
Cash - end of period                                                       48,491                 35,542
                                                                        =========              =========


Dynasil Corporation of America and Subsidiaries
Notes to Financial Statements                                             PAGE 4
 (Unaudited)


Basis of Presentation

In the opinion of management, the accompanying balance sheets and related interim statements of income and cash flows include all adjustments (consisting only of normal recurring items) necessary for their fair presentation in conformity with generally accepted accounting principles. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Examples include provisions for returns and bad debts and the length of product life cycles and building lives. Actual results may differ from these estimates. Interim results are not necessarily indicative of results for a full year. The information included in these financial statements should be read in conjunction with Management's Discussion and Analysis.


Inventories

Inventories consist of the following:

                                          6/30/1999               6/30/1998
                                          ---------               ---------
       Raw Materials                         14,253                  32,605
       Work-in-Process                      849,704               1,035,831
       Finished Goods                       130,037                 156,113
                                          ---------               ---------
                                            993,994               1,224,549
                                          =========               =========


Earnings Per Share

Earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding stock options, using the treasury stock method.

                                    PART III

ITEM 1.      INDEX TO EXHIBITS

Exhibit No.  Description of Document


3.01*        Restated Certificate of Incorporation of Registrant filed
             April 1, 1969

3.02* Certificate of Amendment to the Certificate of Incorporation of Registrant filed March 18, 1988

3.03* Certificate of Amendment to the Certificate of Incorporation of Registrant filed April 7, 1989

3.04* Certificate of Amendment to the Certificate of Incorporation of Registrant filed June 12, 1996

3.05*        By-laws of Registrant

4.01*        Form of Debenture

4.02*        Subordinated Debenture Extension Agreement

4.03*        Debenture Extension Warrant

10.01* Loan Agreement and associated documents dated July 10, 1998 with Premier Bank, for a $300,000 line of credit

10.02* Loan Agreement and associated documents dated July 10, 1998 with Premier Bank, for a $1,300,000 line of credit

10.03*       1996 Stock Incentive Plan

10.04*       1999 Stock Incentive Plan

10.05*       Employee Stock Purchase Plan

21.01*       List of Subsidiaries of Registrant

23.01*       Consent of Haefele Flanagan & Co., P.C., Certified Public
             Accountants

27.01        Financial Data Schedule

-------------
* previously filed

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        DYNASIL CORPORATION OF AMERICA



                                        ----------------------------------------
                                        By:  Charles J. Searock, Jr., President
Date:  November 1, 1999